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                                   UNITED STATES
                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
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                                      FORM 10-C


Report by issuer of securities quoted on The Nasdaq Stock Market, filed pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 and Rule 13a-17 or 15d-17 thereunder.

                          FIRST COMMERCIAL CORPORATION
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                 (Exact name of issuer as specified in charter)

         400 West Capitol Avenue, P.O. Box 1471, Little Rock, AR 72201
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                    (Address of principal executive offices)

         Issuer's telephone number, including area code:  (501)371-7000
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I.  CHANGE IN NUMBER OF SHARES OUTSTANDING - Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

  1.  Title of security    Common Stock, $3 Par Value
                         -----------------------------------------------------

  2.  Number of shares outstanding before the change      27,193,412
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  3.  Number of shares outstanding after the change      28,551,791
                                                     -------------------------

  4.  Effective date of change    November 15, 1996
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  5.  Method of change:   Stock Dividend
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     Give brief description of transaction   Declared 5% stock dividend on
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     October 15, 1996, payable November 15, 1996, to shareholders of record
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     as of October 31, 1996.
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II. CHANGE IN NAME OF ISSUER

  1.  Name prior to change    Not applicable.
                            --------------------------------------------------

  2.  Name after change    Not applicable.
                         -----------------------------------------------------

  3.  Effective date of charter amendment changing name    Not applicable.
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  4.  Date of shareholder approval of change, if required    Not applicable.
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                                        /s/ J. Lynn Wright
Date:  November 18, 1996           By: -------------------------------
                                        J. Lynn Wright
                                        Chief Financial Officer